Exhibit 99.44

STANDARD LITHIUM ANNOUNCES NO MATERIAL CHANGES

June 5th, 2020 – Vancouver, BC – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L) is issuing this press release at the request of the Investment Industry Regulatory Organization of Canada (IIROC) to comment on recent trading activity in its common shares.

The Company confirms that it is not aware of any material undisclosed corporate developments and has no material changes to report at this time. The Company will keep the market informed as required.

About Standard Lithium Ltd.

Standard Lithium is a specialty chemical company focused on unlocking the value of existing large-scale US based lithium-brine resources. The Company believes new lithium production can be brought on stream rapidly by minimizing project risks at selection stage (resource, political, geographic, regulatory, and permitting), and by leveraging advances in lithium extraction technologies and processes. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company is currently installing a first-of-its-kind Demonstration Plant that will use the Company’s proprietary technology to selectively extract lithium from LANXESS’ tailbrine. The Demonstration Plant will be used to prove commercial feasibility. This environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium.

The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Contact Information:

Anthony Alvaro, Director 1-604-260-4793

Kara Norman, CFO 1-604-260-0876

info@standardlithium.com

On behalf of the Board,

Standard Lithium Ltd.

Robert Mintak, CEO & Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third-party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.